Exhibit 99.7

PRESS RELEASE

Brazil: TotalEnergies partners with Casa dos Ventos to jointly develop a 12 GW renewable energy portfolio

Paris, October 26th, 2022 – TotalEnergies (TTE) and Casa dos Ventos (CDV), Brazil's leading renewable energy developer, announced today the creation of a 34%(TTE)/66%(CDV) joint venture to jointly develop, build and operate the renewable portfolio of Casa Dos Ventos.

This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind and 1.6 GW of solar projects under well advanced development (COD within 5 years).

Besides, the newly formed JV will have the right to acquire the current and new projects that are or will be developed by CDV as they reach execution stage. The JV will thus be able to jointly foster its growth by accessing an additional portfolio of at least 6 GW, that CDV will continue to expand.

TotalEnergies will pay a cash consideration of $550 million (R$ 2,920 million) and up to $30 million (R$ 159 million) in earn-out to complete the acquisition. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in the JV after 5 years.

TotalEnergies will support the JV accelerating its growth thanks to its global presence in the Corporate PPA market, its purchasing power resulting from its worldwide size, its trading expertise well suited to the Brazilian merchant market and its strong balance sheet allowing the JV to improve its financing cost. CDV, which has developed 25% of the onshore wind assets in operation today in Brazil, will bring to the JV its deep knowledge of the Brazilian market and a very high-quality portfolio while shifting from a developer to a producer business model.

"After Adani Green in India and Clearway in the United States, I am delighted with this new major partnership in Brazil, with Casa dos Ventos, the leader in onshore wind energy. With this transaction, TotalEnergies acquires not less than a leading position in the Brazilian renewable energy market, one of the most dynamic merchant markets in the world. This market fits our strategy of taking advantage of the growth of the deregulated power markets, which is crucial to the energy transition. ", said Patrick Pouyanné, Chairman and CEO of TotalEnergies. "With a total of 12 GW in operation, construction and development, both wind and solar, this transaction is an additional step in TotalEnergies ambition to reach 100 GW of renewable production by 2030 and in its transformation into a sustainable and profitable multi-energy company.”

“The partnership between Casa dos Ventos and TotalEnergies was structured to maximize the complementarities and synergies between the companies. In addition to its financial strength,

TotalEnergies’ global footprint will contribute to the expansion of our client portfolio and enhance our knowledge in new fields of the energy transition. We are confident that this partnership positions us in a strategic role to lead the sustainable energy agenda in Brazil,” said Mario Araripe, founder and president of Casa dos Ventos.

* * *

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of June 2022, TotalEnergies' gross renewable electricity generation installed capacity is close to 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About Casa dos Ventos

Casa dos Ventos is a Brazilian energy company that develops, builds and operates projects from renewable sources. Responsible for one of the largest wind measurement campaigns in the world, the company has developed one in every four wind projects in operation in Brazil. To continue its relevant role in the sector, Casa dos Ventos holds the largest portfolio of wind and solar projects under development in the country, with approximately 20GW. The company is also a leading provider of energy solutions to support consumers in their energy transition.

Casa dos Ventos is a signatory to the UN Global Compact and works in line with the 17 Sustainable Development Goals (SDGs) and best ESG practices, preserving local biomes, developing social projects in the communities where it is present and contributing to a low carbon economy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.